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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2006

SR Telecom Inc.

(Translation of registrant's name into English)

Corporate Head Office 8150 Trans-Canada Hwy, Montreal, QC H4S 1M5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SR Telecom Inc.
(Registrant)

Date: May 15, 2006	By:	-s- William E. Aziz
William E. Aziz
Interim President and CEO

Exhibit Index

Exhibit #	Description of Exhibit
99.1	SR Telecom - Interim Consolidated Fianancial Statements for the three months ended March 31, 2006
99.2	SR Telecom - Management Discussion and Analysis of Financial Condition and Results of Operations
99.3	CEO Certification of Interim Filings
99.4	CFO Certification of Interim Filings